Exhibit 3.1

The Bylaws of the Company are amended by deleting the first sentence of Section 2.2 in its entirety and substituting therefor the following:

Section 2.2.           Number and Qualification.  The Board of Directors shall consist of twelve (12) Directors; provided, that as of the date of the 2012 Annual Meeting of Shareholders, the Board of Directors shall consist of nine (9) Directors.